SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________________________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

______________________________________

Flagstar Bancorp, Inc.
(Name of Issuer)
 ______________________________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

337930101
(CUSIP Number)

Robert H. Weiss General Counsel MP (Thrift) Global Advisers III LLC 70 East 55th Street New York, New York 10022 (212) 651-9525
  _____________________________________
 with a copy to:
Mitchell S. Eitel, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 29, 2019
(Date of Event Which Requires Filing of This Statement)
 ______________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§ 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP Thrift Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, PN

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MPGOP III Thrift AV-I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MPGOP (Cayman) III Thrift AV-I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) Global Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

CUSIP No. 337930101

1	NAME OF REPORTING PERSON MP (Thrift) Global Advisers III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ✓ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,500,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,500,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* The percentage set forth above is calculated based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the Securities and Exchange Commission on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397) and reflects the change in the number of shares beneficially owned by the Reporting Persons following a public underwritten sale of 6,100,000 shares of common stock by MP Thrift  as described herein.

Item 1. Security and Issuer
This Amendment No. 11 to Schedule 13D amends and supplements the statement on Schedule 13D (as so amended and supplemented, the “Schedule 13D”), initially filed with the Securities and Exchange Commission on February 4, 2009 jointly by (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin, as the sole managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”). The class of equity securities to which this Amendment relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Flagstar Bancorp, Inc. (the “Issuer”).  The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098.
Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D, as amended. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On October 29, 2019, the Issuer and MP Thrift entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC as the underwriter (the “Underwriter”).  Pursuant to the Underwriting Agreement, MP Thrift agreed to sell 6,100,000 shares of Common Stock in an underwritten public offering (the “Offering”) at a price of $35.96 per share. The Underwriting Agreement also provided the Underwriters an option to purchase up to an additional 900,000 shares of Common Stock from MP Thrift within 30 days from the date of the Underwriting Agreement. The closing is expected to occur on November 1, 2019. Following the completion of the Offering (assuming no exercise of the Underwriters’ option to purchase additional shares), the Reporting Persons will beneficially own 38.0% of the outstanding Common Stock. If the Underwriters’ option to purchase additional shares is exercised in full, the Reporting Persons will beneficially own 36.5% of the outstanding shares of Common Stock. In addition, pursuant to the Underwriting Agreement, MP Thrift has agreed not to sell any shares of Common Stock (subject to certain exceptions) for up to 60 days from October 29, 2019. The Underwriting Agreement is included as Exhibit III, and its terms are hereby incorporated by reference herein.
The Reporting Persons intend to review on a continuing basis MP Thrift’s investment in the Issuer. The Reporting Persons may seek to sell or otherwise dispose of additional shares of Common Stock from time to time in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.
Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
The Reporting Persons beneficially own, and share dispositive and voting power with respect to, 21,500,352 shares of Common Stock, which represents 38.0% of the outstanding shares of Common Stock as of September 30, 2019 (after giving effect to the sale of Common Stock by MP Thrift pursuant to the Underwriting Agreement referenced in Item 4 of this Amendment) based on 56,510,341 shares of Common Stock outstanding as of September 30, 2019, as disclosed in the Issuer’s preliminary prospectus supplement dated October 29, 2019 filed by the Issuer with the SEC on October 29, 2019, which supplements the prospectus dated June 1, 2018 contained in the Issuer’s registration statement on Form S-3 (File No. 333-225397)).

Except as set forth in this Amendment, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.
Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer referred to in this Item 5.
Item 6. Contracts, Arrangements, Understandings with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
Underwriting Agreement
Please refer to the description of the Underwriting Agreement in Item 4 above. A copy of the Underwriting Agreement is filed as Exhibit III to this filing and its terms are hereby incorporated by reference herein.
Lockup Agreements
In connection with the Offering, MP Thrift entered into a lockup agreement (the “Lockup Agreement”) pursuant to which, subject to certain exceptions, MP Thrift agreed not to offer, sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, without the prior written consent of the Underwriter for a period of 60 days from October 29, 2019 (the “restricted period”).
In addition, MP Thrift agreed that, without the prior written consent of the Underwriter, it will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.
A copy of the form of Lockup Agreement is filed as Exhibit IV to this filing and its terms are hereby incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit I*	Joint Filing Agreement, by and among the Reporting Persons, dated June 13, 2018 (incorporated by reference to Exhibit I to the Schedule 13D filed on June 12, 2018).
Exhibit II*
Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit III	Underwriting Agreement, dated October 29, 2019 (the “Underwriting Agreement”), by and among Flagstar Bancorp, Inc., MP Thrift Investments L.P. and Morgan Stanley & Co. LLC as the underwriter.
Exhibit IV	Form of Lock-Up Agreement, included as Exhibit A to the Underwriting Agreement.

* Previously filed.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 31, 2019
MP Thrift Investments L.P.

By: MP (Thrift) Global Partners III LLC
General Partner

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

MPGOP III Thrift AV-I L.P.

By: MP (Thrift) Global Partners III LLC
General Partner

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

MPGOP (Cayman) III Thrift AV-I L.P.

By: MP (Thrift) Global Partners III LLC
General Partner

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Global Partners III LLC

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Asset Management LLC

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) LLC

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel

David J. Matlin
By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: Attorney-in-Fact

MP (Thrift) Global Advisers III LLC

By: /s/ Robert H. Weiss
Name: Robert H. Weiss
Title: General Counsel